LUOKUNG TECHNOLOGY CORP.

LAB 32, SOHO 3Q, No 9, Guanghua Road

Chaoyang District

Beijing

People’s Republic of China, 100020

August 15, 2019

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Luokung Technology Corp.
Registration Statement on Form F-3
File Number 333-233108
REQUEST FOR ACCELERATION OF EFFECTIVENESS

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, Luokung Technology Corp. (the “Company”) hereby respectfully requests acceleration of the effectiveness of the Company’s Registration Statement on Form F-3, File Number 333-233108, so that it will be declared effective on Friday August 16, 2019 at 4:00 p.m. Eastern Time, or as soon as practicable thereafter.

This letter will confirm that the Company acknowledges that:

•	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact our legal counsel, William N. Haddad, of Venable LLP, at (212) 503-9812, if you have any questions concerning this request.

Very truly yours,

Luokung Technology Corp.

By:	/s/ Xuesong Song
Name:	Xuesong Song
Title:	Chief Executive Officer